Exhibit J


                    INDIVIDUAL STOCK PURCHASE AGREEMENT

      THIS INDIVIDUAL STOCK PURCHASE AGREEMENT (the "Agreement") is entered into as of February 7, 2001, by and between CONVERGENCE COMMUNICATIONS, INC., a corporation organized under the laws of the State of Nevada (the "Company") and TCW/CCI Holding II LLC, a Delaware limited liability company (the "Investor"). The Company and the Investor are referred to collectively herein as the "Parties" and singularly as a "Party." Capitalized terms used and not otherwise defined herein shall have the meanings ascribed thereto in that certain Umbrella Stock Purchase Agreement, dated as of February 7, 2001, among the Company, TCW/CCI Holding II LLC, TELEMATICA EDC, C.A., Norberto Priu, Raquel Emilse Oddone de Ostry, Glacier Latin-America Ltd., and Morley Capital Management III, LLC (the "Purchase Agreement").

      WHEREAS, the Company and the Investor are parties to the Purchase Agreement, pursuant to which the Investor has agreed to invest in the Company through the purchase of shares of the Company's Series D
Convertible Preferred Stock and other securities of the Company, as one of a series of transactions set out in the Purchase Agreement; and

      WHEREAS, the Company and the Investor desire to establish the terms for the purchase by the Investor, at the Closing, of such shares by entering into this Agreement and intend this Agreement to be the "Individual Stock Purchase Agreement" referenced in the Purchase Agreement.

      NOW, THEREFORE, in consideration of the premises, representations, warranties, covenants and the mutual promises contained herein and in the Purchase Agreement, the Parties agree as follows:

      1. Purchase and Sale of Securities.

         (a) The Transaction. On and subject to the terms and conditions of this Agreement and the Purchase Agreement, the Investor hereby purchases from the Company, and the Company hereby sells to the Investor at the Closing, a total of One Million Seventy-Five Thousand Two Hundred Sixty-Eight (1,075,268) shares of the Company's Series D Convertible Preferred Stock, par value $.001 per share, for a purchase price per share of Nine and 30/100ths United States Dollars (US$9.30), for an aggregate of Ten Million United States Dollars (US$10,000,000). The Series D Convertible Preferred Stock acquired by the Investor at the Closing will be referred to herein as the Investor's "Series D Shares." The Series D Shares shall have the rights and preferences set out in Schedule 2 to the Purchase Agreement.

         (b) Purchase Price. The Investor shall pay and contribute to the Company, in exchange for its Series D Shares, at the Closing, the amount of Ten Million United States Dollars (US$10,000,000) by delivery of cash payable by wire transfer or delivery of other immediately available funds. The amounts paid by the Investor under this Section 1(b) shall be referred to as the "Purchase Price." If the Investor delivers to the Company consideration for its purchase of the Series D Shares hereunder other than cash or other immediately available funds, the Company may, at its election, delay the delivery to the Investor of the certificates described in Section 1(c) until such time as the Company receives good funds for the Purchase Price.

         (c) Delivery of Shares. At the Closing (subject to the provisions of the last sentence of Section 1(b)), the Company shall deliver to the Investor one or more certificates representing the Investor's Series D Shares. The Series D Share certificates will be in the form attached hereto as Exhibit A.

      2. Rights and Obligations Part of Series of Transactions. The Parties acknowledge and agree that the rights and obligations provided for in this Agreement are part of a series of transactions which, pursuant to the Purchase Agreement, are subject to certain conditions precedent as provided therein, and are being entered into in reliance on certain representations and warranties and covenants of indemnification set out in the Purchase Agreement (which conditions precedent, representations and warranties, covenants and indemnification obligations are deemed incorporated in this Agreement).

      3. No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any person other than the Parties and their respective successors.

      4. Succession. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors.

      5. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument. For purposes of this Agreement, the delivery of a counterpart signature by telephonic facsimile transmission shall be deemed the equivalent of the delivery of an original counterpart signature.

      6. Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

      7. Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing and shall be provided in the manner, and shall be deemed effective, as set forth for providing notices in the Purchase Agreement. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

      8. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, United States of America, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of New York. All disputes arising under or in relations to this Agreement shall be resolved in accordance with the provisions of Section 11(n) of the Purchase Agreement.

      9. Amendments and Waivers. This Agreement may not be amended, extended or modified unless an amendment, extension or modification has been expressly approved by a writing signed by all the parties to the Purchase Agreement, and then only to the extent of such approval.

      10. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

      11. Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

      IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.


                                       COMPANY:
                                       Convergence Communications, Inc.


                                       By: /s/ Troy D'Ambrosio
                                          --------------------------------
                                       Its: Sr. Vice President


                                       INVESTOR:
                                       TCW/CCI Holding II LLC


                                       By: /s/ Carlos Christensen
                                          --------------------------------
                                       Its: Authorized Person





                                Attachments

Exhibits
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Exhibit A - Form of Series D Share Certificates